June 5, 2019

Kevin Hagen
Chief Executive Officer
PotNetwork Holdings, Inc.
3531 Griffin Road
Fort Lauderdale, FL 33312

       Re: PotNetwork Holdings, Inc.
           Form 10-12G
           Filed May 9, 2019
           File No. 000-55969

Dear Mr. Hagen:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-12G

Item I. Description of Business
New Product Pipeline and Scientific Advisory Board, page 6

1. Please disclose the names of the members of your Scientific Advisory Board, as well as their relevant credentials, including the institutions with which they are affiliated. In addition, please disclose whether you or your affiliates compensate the members for their service on your board, specifying the types and amounts of compensation paid or to be paid.
Product Formulation and Production, page 6

2. Please disclose your major suppliers and manufacturers and their locations. In addition, please clarify, if true, that you do not hold any inventory. In this regard, we note Note 5 to your financial statements, in which you state the "Company has arranged to buy the exact
 Kevin Hagen
FirstName LastNameKevin Hagen
PotNetwork Holdings, Inc.
Comapany NamePotNetwork Holdings, Inc.
June 5, 2019
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         quantity from the suppliers, based on the customer orders and thereby has eliminated the need for holding inventory on hand at any point of time." Please make conforming revisions, as necessary, throughout the registration statement. Government Regulation, page 7

3. Please tell us why you believe that the Agriculture Improvement Act of 2018 made your products not subject to the Controlled Substances Act of 1970, and revise your disclosure accordingly. In addition, please expand your discussion of the Agriculture
         Improvement Act of 2018 to address the other provisions it contains that may be relevant to your business, such as the lack of legal protection under the act for hemp-based products that contain more than 0.3 percent THC and the risks to which this subjects your business, as well as the shared state-federal jurisdiction over hemp cultivation and production. Finally, please modify your risk factor disclosure as necessary to address the impact of the Agriculture Improvement Act of 2018 on your business.
4. We note your receipt of the Warning Letter from the Food and Drug Administration dated
         March 28, 2019. The Warning Letter cites particular concerns of the U.S. Food and Drug
         Administration regarding the claims on your website that your products are "drugs"
         because they are intended for the use in the cure, mitigation, treatment, or prevention of disease. The letter also warns you that new drugs may not be introduced or delivered for introduction into interstate commerce without prior approval from the FDA, which you have not obtained for any of your products. Finally, the letter states that some of your products, including your "Liquid Gold Gummies (Sweet Mix)" and "Liquid Gold
         Gummies (Sour Mix)," contain a Nutrition Fact panel; however, the FDA does not permit introduction into interstate commerce of any food to which CBD has been added.

         Please significantly revise your disclosure here and in the Risk Factors section to set forth the FDA concerns related to your products, your marketing and your labeling, all as outlined in the Warning Letter. In addition, please update your disclosure to summarize the current status of your efforts to address the matters cited in the letter.
5. We note your disclosure on page 7 that the FDA Warning Letter "did not state or imply any consumer or other complaint relating to any of Company's products in terms of their purity, quality, or labeling." However, the FDA Warning Letter takes issue with your product "blue CBD Crystals Isolate 1500mg" labeled as a "nutritional supplement."
         Please remove your statement on page 7 as it relates to labeling.
Item 1A. Risk Factors, page 8

6. A reference is made to the FDA Warning Letter dated March 28, 2019. Please include risk factor disclosure, which describes the material risks that may arise if you fail to remedy the violations outlined in the FDA letter. As an example only, we note that the violations of the FTC Act may result in a legal action seeking a Federal District Court injunction or Administrative Cease and Desist Order. An order also may require that you
 Kevin Hagen
FirstName LastNameKevin Hagen
PotNetwork Holdings, Inc.
Comapany NamePotNetwork Holdings, Inc.
June 5, 2019
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         pay back money to customers.
Item 2. Financial Information
Management's Discussion and Analysis of Financial Condition and Plan of Operations, page 15

7. In the first full paragraph, please remove the statement "Hemp-derived CBD products have a wide range of potential health and wellness supporting applications which have been increasingly validated by leading medical organizations[s]" or tell us why you believe it is appropriate to include in this section of the registration statement.
Results of Operations during the year ended December 31, 2018 as compared to the year ended
December 31, 2017, page 15

8. Please revise your MD&A to comply with Instruction 4 to Item 303(a) of Regulation S-K.
         In this regard, please address the following:
           Revise your comparative discussions to provide quantification of the expense categories and specific factors you identify or discuss in this section.
           Revise to identify and quantify the "increased marketing expenditures" and "expanded product line" that affected the periods presented.
           More clearly discuss the trends experienced in your various expense categories, specifically discussing the extent to which you expect those trends to continue to similarly affect those respective expense categories.
           Quantify and discuss your gross profit margin percentages for the periods presented.
             Discuss the reasons for the changes in the percentage between periods, and discuss the extent to which you expect the trends experienced to date or other known trends to affect your gross margin.
Liquidity and Capital Resources, page 15

9. Please revise to quantify and describe the causes underlying the increase in your advances and accounts receivable. Please also clarify your statement regarding an increase in prepaid expenses as there is no indication that you have recorded any such prepaid expenses in your financial statements.
10. Please revise to quantify and describe the causes underlying the changes in your accounts payable, notes payable and due to third party.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 17

11. Please disclose the number of shares of common stock each of the named holders of preferred stock would receive if each of them converted their shares of preferred stock into common stock. Please use as the assumed conversion date the date you use for the share information in the beneficial ownership table. In addition, please add this information to the voting control risk factor on page 13.
 Kevin Hagen
FirstName LastNameKevin Hagen
PotNetwork Holdings, Inc.
Comapany NamePotNetwork Holdings, Inc.
June 5, 2019
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Item 8. Legal Proceedings, page 20

12. We note your description of the three pending legal proceedings against the company in this section. For each of the proceedings please disclose the date when the proceeding was instituted, include a description of the factual basis alleged that underlie the proceeding, and the relief sought. Refer to Item 103 of Regulation
S-K.
Item 10. Recent Sales of Unregistered Securities, page 22

13. For each of the transactions listed in this section please disclose the consideration received and the registration exemption claimed. As to any securities sold otherwise than for cash, state the nature of the transaction and the nature and aggregate amount of consideration received by the registrant. Refer to Item 701 of Regulation S-K. Report of Independent Registered Public Accounting Firm, page F-1

14. It appears the audit report from your independent registered public accounting firm does not cover the financial statements as of and for the year ended December 31, 2017. Please advise your independent registered public accounting firm to revise their audit report to properly identify all the periods of the financial statements covered by the report. Please refer to AU 508 and Rule 2-02 of Regulation S-X for further guidance.
15. We note the second paragraph of the audit report regarding an audit of your internal control over financial reporting (ICFR). Please confirm that your independent registered public accounting firm did, in fact, perform an audit of your ICFR and if so, ask them to revise their report to specifically identify the period for which they are opining on the effectiveness of your ICFR. Alternatively, please have them remove this paragraph from their report. Refer to Rule 2-02(f) of Regulation S-X and AS 5. Consolidated Financial Statements
Balance Sheet, page F-2

16. Your Advances and Accounts Receivable comprise approximately 89% of your total assets as of December 31, 2018. Please revise to state separately amounts receivable from customers, related parties and others in accordance with ASC 210-10-S99-1. Please also quantify the amount of any allowance for doubtful accounts for each period presented.
17. As it appears that your Notes Payable are in fact convertible into shares of your common stock, please revise to label these notes as convertible on the face of your Balance Sheet.
         Please also classify the balance of the notes between current and long-term based on its payment terms.
18. Please revise the Stockholders' Equity section of your Balance Sheet to quantify the amount of common and preferred shares issued and outstanding at each balance sheet date.
 Kevin Hagen
PotNetwork Holdings, Inc.
June 5, 2019
Page 5
Cash Flows Statement, page F-4

19. Please explain why you have classified your cash flows from your third party loan and notes payable as operating activities rather than financing. Stockholders' Equity, page F-5

20. Please revise your Statement of Stockholders' Equity to include your Preferred shares.
21. Given that the par value of your common stock is $0.00001 per share, it is unclear how you accounted for your common share issuances in both 2017 and 2018 and the resulting impact (or lack thereof) on Additional Paid-in Capital. Please advise or revise.
Notes on Accounts to the financial statements for the year 2018
Note 1 - Organization and Description of Business, page F-7

22. Your disclosures indicate a "reverse triangular merger" on January 30, 2017, a holding company reorganization on March 31, 2017, and the "reversal ab initio" of the holding company reorganization in February 2018. Please provide us with a detailed analysis explaining how each of these events was accounted for and the resulting impact on your financial statements, including the basis for each period presented (i.e. predecessor vs.
         successor) and the impact on your capital accounts. Please also revise your disclosures accordingly throughout your filing to clarify the impact of these transactions.
Consolidated Financial Statements
Note 2   Summary of Significant Accounting Policies, page F-8

23. Please revise to disclose your accounting policy for Advances & Accounts Receivable, including your assessment of collectibility and any establishment of an allowance for doubtful accounts.
24. It appears that you have not recorded any property & equipment, intangible assets or inventory in your financial statements. Accordingly, it is unclear as to why you include accounting policy footnotes for such items. Please consider removing these disclosures or explain why you believe they are useful.
Note 11 - Notes Payable to Sign N Drive, page F-12

25. Please revise to provide a more robust description of the terms of your notes payable
FirstName LastNameKevin Hagen and conversion terms), as well as a discussion of any
       (including interest, maturity
Comapany NamePotNetwork Holdings, Inc. during the periods presented. Please also explain conversions and/or modifications made
June 5,your accounting for the embedded conversion option.
        2019 Page 5
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 Kevin Hagen
FirstName LastNameKevin Hagen
PotNetwork Holdings, Inc.
Comapany NamePotNetwork Holdings, Inc.
June 5, 2019
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General

26. Please be advised that your registration statement will automatically become effective
         60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed. If the review process has not been completed before that date, and you are not required to register pursuant to Section 12(g) of the Exchange Act, you should consider withdrawing the registration statement to prevent it from becoming effective and file it again at such time as you are able to respond to any remaining issues or comments.
27. We note your disclosure on page F-6 that one of your subsidiaries, Blockchain Crypto
         Technology, Corp., is an early stage cryptocurrency mining company. Please disclose any known or anticipated material commitments for capital expenditures, the sources of funds for such expenditures and expected timing with respect to the business development of this subsidiary. In addition, to the extent federal, state, local or foreign regulation of blockchain technology or digital assets may have a material effect on your business or intended business, please disclose the effect of existing or probable governmental regulation.
28.      Please identify the blockchain network whose transactions Blockchain
Crypto
         Technology, Corp. verifies, describe the type of consensus mechanism that the blockchain uses, and disclose whether your subsidiary intends to hold any digital assets that it receives as a reward or compensation for investment or to convert them into flat currency after receipt.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Bonnie Baynes at (202) 551-4924 or Angela Connell, Accounting
Branch Chief, at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Dietrich
King at (202) 551-8071 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Healthcare & Insurance
cc:      Jonathan D. Leinwand, Esq.